Exhibit 99.1

Caledonia Mining Corporation Plc

Dividend Payment Date for the Holders of Depositary Interests Representing Shares Trading on AIM

(NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL)

St Helier, April 17, 2026 – Caledonia Mining Corporation Plc (the “Company”) announces that further to the announcement released on March 23, 2026 of a quarterly dividend of 14 United States cents (US$0.14) per share to be paid on April 17, 2026, the payment date for holders of depositary interests representing shares trading on AIM will now be April 20, 2026.

All other details relating to the dividend, as set out in the announcement of March 23, 2026, remain unchanged.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Camarco, Financial PR (UK) Gordon Poole/ /Elfie Kent	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Head and Registered Office: Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier, Jersey, Channel Islands, JE2 3NJ

info@caledoniamining.com | | www.caledoniamining.com